Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of 4Licensing Corporation (formerly known as 4Kids Entertainment, Inc.) on Form S-8 (No: 333-187121) of our report dated March 28, 2013, on our audits of the consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 which report is included in this Annual Report on Form 10-K to be filed on or about March 28, 2013.  Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern.

/s/ EisnerAmper LLP

New York, New York
March 28, 2013